Filed by Broadcom Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: VMware, Inc.
Commission File No.: 333-266181
Date: June 26, 2023

[The following is an excerpt of remarks by Hock Tan, President and Chief Executive Officer of Broadcom Inc., at the Six Five Summit 2023 that is available on Broadcom Inc.’s website.]

Transcript

Daniel Newman – The Futurum Group, Chief Executive Officer	Q

You’re in the process of a pretty big deal, VMware, and I’m sure our audience, this is something they’re going to want to hear from you about. VMware’s... I’ve heard you on the record. You’ve said they have some very, very good capabilities to help bring the multi-cloud to its potential. But you’ve also said there’s a way to go. I think VMware made a billion-dollar R&D commitment. You actually came out and said you would like to put another 2 billion towards R&D to bring the multi-cloud to life. Everyone out there wants to hear. Share a little bit about, A, what you can about how the deal is progressing, and then, of course, with these big investments, what do you see coming out of this deal, presuming it gets done? What’s next?

Hock Tan – Broadcom Inc., President and Chief Executive Officer	A

That’s a very good question. And first of all, Broadcom has a model of acquiring technology, acquiring assets, which has very good technology. Because we are a line technology company. The difference, we think, is our ability to deploy that technology in terms of creating very successful business models, and VMware fits that model perfectly. I mean, they are first and foremost in a very proven and rapidly growing market still even at this stage.

And what’s that market? It’s really about attracting. It’s about enabling application workloads to run in data centers. That is it. Run as efficient as possible in data centers. And that’s a big market today. It’s a $400 billion enterprise market between on-prem and in the public cloud.

Now, VMware started 20 years ago and it has the technology. It was one of the earliest companies to come out with technology that enable virtualization, virtualization of hardware. Started with computing hardware. Why? It enables workloads to be run so much easier and at much less expensively. They were earliest, very successful in compute. The trouble is, things change. Today we talk about a cloud environment. What does a cloud environment mean? It means you run not just computing virtualized, you run entire data center, computing, storage, networking, management, all on virtualized software environment, what you call, software defined data center. Well, VMware has been overtaken by the public cloud companies, the hyperscalers, today. You go into the public cloud environment, you have a totally, very elastic, very resilient virtual environment. But VMware has not been as successful, been able to deploy its technology into enterprises, not in any scale on a virtualized data center.

So what we’re coming in to basically address is simply this, standalone VMware doesn’t have the scale, the financial wherewithal to make the kind of investments to be able to create that dream of creating a cloud environment for enterprises on-prem just as they get it in a public cloud. You hit it right on. They’re investing, but inadequately. What we propose to do is invest in two directions. One is increase R&D by a billion dollars a year to basically make their products, the full stack of products, much more easy to consume, much more easy to use and operate. And the second part is, you can’t do it on your own. You need to create an ecosystem. You need to create partners. Is to invest additional billion a year to train, certify professionals who can use, who can practice on VMware’s virtualized products. That’s what we see ourselves doing as soon as we are able to in closing this deal. And if you do that, what you create on-prem among the enterprises is private cloud, which also enables application workloads running on the prem to go hybrid, public cloud, and back again. You create that multi-cloud environment that you’re talking about. And that’s the long-term plan we have for VMware. But it’s a journey and something that’ll take us a few years to achieve.

Cautionary Statement Regarding Forward-Looking Statements

This communication relates to a proposed business combination transaction between Broadcom Inc. (“Broadcom”) and VMware, Inc. (“VMware”).  This communication includes forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and Section 27A of the U.S. Securities Act of 1933, as amended.  These forward-looking statements include but are not limited to statements that relate to the expected future business and financial performance, the anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on the combined business, the expected amount and timing of the synergies from the proposed transaction, and the anticipated closing date of the proposed transaction.  These forward-looking statements are identified by words such as “will,” “expect,” “believe,” “anticipate,” “estimate,” “should,” “intend,” “plan,” “potential,” “predict,” “project,” “aim,” and similar words or phrases.  These forward-looking statements are based on current expectations and beliefs of Broadcom management and current market trends and conditions.

These forward-looking statements involve risks and uncertainties that are outside Broadcom’s control and may cause actual results to differ materially from those contained in forward-looking statements, including but not limited to: the effect of the proposed transaction on our ability to maintain relationships with customers, suppliers and other business partners or operating results and business; the ability to implement plans, achieve forecasts and meet other expectations with respect to the business after the completion of the proposed transaction and realize expected synergies; business disruption following the proposed transaction; difficulties in retaining and hiring key personnel and employees due to the proposed transaction and business combination; the diversion of management time on transaction-related issues; the satisfaction of the conditions precedent to completion of the proposed transaction, including the ability to secure regulatory approvals on the terms expected, at all or in a timely manner; significant indebtedness, including indebtedness incurred in connection with the proposed transaction, and the need to generate sufficient cash flows to service and repay such debt; the disruption of current plans and operations; the outcome of legal proceedings related to the transaction; the ability to complete the proposed transaction on a timely basis or at all; the ability to successfully integrate VMware’s operations; cyber-attacks, information security and data privacy; global political and economic conditions, including cyclicality in the semiconductor industry and in Broadcom’s other target markets, rising interest rates, the impact of inflation and challenges in manufacturing and the global supply chain; the impact of public health crises, such as pandemics (including COVID-19) and epidemics and any related company or government policies and actions to protect the health and safety of individuals or government policies or actions to maintain the functioning of national or global economies and markets; and events and trends on a national, regional and global scale, including those of a political, economic, business, competitive and regulatory nature.

These risks, as well as other risks related to the proposed transaction, are included in the registration statement on Form S-4 and proxy statement/prospectus that has been filed with the Securities and Exchange Commission (“SEC”) in connection with the proposed transaction.  While the list of factors presented here is, and the list of factors presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties.  For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to Broadcom’s and VMware’s respective periodic reports and other filings with the SEC, including the risk factors identified in Broadcom’s and VMware’s most recent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K.  The forward-looking statements included in this communication are made only as of the date hereof.  Neither Broadcom nor VMware undertakes any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except as required by law.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Transaction and Where to Find It

In connection with the proposed transaction, Broadcom has filed with the SEC a registration statement on Form S-4 that includes a proxy statement of VMware and that also constitutes a prospectus of Broadcom.  Each of Broadcom and VMware may also file other relevant documents with the SEC regarding the proposed transaction.  The registration statement was declared effective by the SEC on October 3, 2022 and the definitive proxy statement/prospectus has been mailed to VMware shareholders. This document is not a substitute for the proxy statement/prospectus or registration statement or any other document that Broadcom or VMware may file with the SEC.   INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  Investors and security holders may obtain free copies of the registration statement and proxy statement/prospectus and other documents containing important information about Broadcom, VMware and the proposed transaction once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Broadcom may be obtained free of charge on Broadcom’s website at https://investors.broadcom.com.  Copies of the documents filed with the SEC by VMware may be obtained free of charge on VMware’s website at ir.vmware.com.